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                                                                    EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, INFORMATION ABOUT CELLNET'S EXPECTED WIRELESS DATA NETWORK DEPLOYMENTS AND OPERATIONS, ITS STRATEGY FOR MARKETING AND DEPLOYING SUCH NETWORKS AND RELATED FINANCING ACTIVITIES, ITS EXPECTED REVENUES, EXPENSES AND CAPITAL EXPENDITURES AND ITS ASSESSMENT OF POTENTIAL YEAR 2000 ISSUES. CELLNET'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS REPORT.

OVERVIEW

    CellNet intends to deploy and operate a series of wireless data communications networks pursuant to services agreements with utilities and other parties including new power market participants, to earn recurring revenues by providing network meter reading services and to use the networks to support a variety of non-utility applications. CellNet primarily uses a saturation approach in its deployment of networks to provide network meter reading services to existing utilities. CellNet, on a limited basis, has also used a broad deployment approach to provide network meter reading services to other parties including new power market participants. Under CellNet's saturation approach, CellNet builds out its wide area network and local area network concurrently in order to cover virtually every meter in a utility's designated service area. The saturation deployment strategy has proven effective because it allows coverage of all of the energy consumers in those service areas. Under CellNet's broad deployment approach, CellNet first deploys its wide area network in service areas where the largest consumers of energy are located and where energy consumers and other power market participants are most likely to value CellNet's services and/or to concentrate their marketing efforts. As contracts for the provision of network meter reading services are obtained, CellNet would build out its local area network on an incremental basis as necessary to service those customers or for advanced coverage of certain areas. Both the local area network and wide area network can be further expanded incrementally as additional business outside the existing coverage areas is obtained. Broad deployment offers energy service providers who lack the established utilities' designated geographical customer bases the flexibility to build as they grow or to pursue particular market niches. It also offers established utilities who are not yet prepared to commit their resources to a long-term saturation deployment project the opportunity to cover a portion of their customers initially and to increase coverage in their service areas over time, potentially to all of their meters. By using networks deployed under either strategy, CellNet is also able to offer
(i) network meter reading services directly to energy consumers, to the extent that the information is not being made available to them by their own utility or energy service provider, (ii) network meter reading services which monitor sub-meters for industrial and commercial customers which desire to monitor the energy consumption of particular heating, ventilation and air conditioning systems, individual manufacturing processes or pieces of equipment and individual departments, and (iii) a range of non-utility wireless data communication services for such applications such as monitoring facilities, office equipment, parking meters and other equipment.

    CellNet's business strategy has affected and will continue to affect its financial condition and results of operations as follows:

COMPOSITION OF REVENUES

    CellNet derives substantially all of its revenues from fees earned under saturation deployment services agreements related to its wireless communications networks. Under CellNet's existing services agreements with utilities, CellNet receives monthly network meter reading services fees based on the number of endpoint devices that are in revenue service during the applicable month.
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UNEVEN REVENUE GROWTH

    The timing and amount of CellNet's future revenues will depend upon its ability to obtain additional services agreements with utilities and other parties including new power market participants and upon CellNet's ability to deploy and operate successfully its wireless communications networks for utility and non-utility applications. New services agreements are expected to be obtained on an irregular basis, and there may be prolonged periods during which CellNet does not enter into any additional services agreements or other arrangements. As a result, CellNet expects that its revenues will not grow smoothly over time, but will increase unevenly as CellNet enters into new services agreements and other commercial relationships, and may decrease sharply in the event that any of its existing services agreements are terminated or not renewed. See "Risk Factors That May Affect Future Operating Performance--We Will Not Earn Significant Revenues Unless Our Automated Meter Reading System Services Achieve Broad Acceptance in the Utility Industry;--Since We Derive A Significant Portion of Our Revenues from a Limited Number of Utilities, We Could Suffer A Significant Decline In Revenues If We Fail to Continue Earning Revenue from Any Individual Utility; and--If We Fail To Develop Non-Utility Services That Achieve Commercial Acceptance, Our Ability to Achieve Future Growth Will Be Significantly Impaired;--Our Operating Results Are Difficult To Predict Because They Fluctuate Significantly."

UNCERTAINTY OF MARKET ACCEPTANCE

    CellNet's future revenues will depend on the number of new services agreements with established utilities and other parties including new power market participants and on the amount of network meter reading services to be provided thereunder. CellNet's existing revenues principally arise from established utilities. During the first nine months of 1999, approximately 96% of CellNet's revenues were derived from its contracts with Kansas City Power & Light, AmerenUE, Northern States Power Company and Puget Sound Energy, Inc. During 1998, 92% of CellNet's revenues were derived from its contracts with Kansas City Power & Light, AmerenUE and Northern States Power Company. The utility industry is historically characterized by long purchasing cycles and cautious decision making, and purchases of CellNet's services are, to a substantial extent, deferrable in the event that utilities seek to limit capital expenditures or decide to defer such purchases for other reasons. Only a limited number of utilities have made a commitment to purchase CellNet's services to date. Although the uncertainty surrounding proposed regulatory changes in some states may have caused, and may continue to cause, additional delays in purchasing decisions by established utilities, CellNet believes that implementation of utility deregulation will ultimately accelerate the utility decision-making process. CellNet believes that it will enter into additional services contracts with other utilities and other parties including new power market participants, as well as expand its contracts with current network customers; however, if CellNet's services do not gain widespread industry acceptance, its revenues would not increase significantly after services contracts for existing network systems have been fully installed.

    With the advent of utility industry deregulation, CellNet is seeking opportunities to provide its network meter reading services to other parties including new power market participants. CellNet believes it is well positioned to offer competitive advantages to established utilities and other parties including new power market participants. CellNet has entered into several contracts with new power market participants and others for the provision of network meter reading services. However there can be no assurance that CellNet will be able to enter into contracts covering a sufficient number of meters to recoup its costs of deployment, on terms favorable to CellNet, or at all. CellNet also anticipates that, under contracts with new power market participants, it would build out its networks, at least in part, before the capacity is fully committed. For these reasons, CellNet's ability to obtain financing for the capital expenditures associated with these contracts may be limited, although CellNet also believes that it will be able to defer a significant portion of the capital expenditures by building out its networks incrementally as needed, and that the new power market participants would lease or acquire the endpoints from CellNet, reducing CellNet's costs. CellNet also anticipates that its contracts with new power market participants and other parties will be shorter-term than those it has entered into with established utilities, and may therefore not fully cover the costs of network build-out and associated operating costs. There can also be no assurance that the new
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power market participants or other parties will be successful in capturing any significant share of the energy service market.

    CellNet's long-term business plan contemplates the generation of future revenues from non-utility services. CellNet believes its future ability to service its indebtedness and to achieve profitability will be affected by its success in generating revenues from such additional services. CellNet currently has no services contracts which provide for the implementation of such services, and CellNet has not yet deployed such services on a commercial scale. In addition, unless CellNet is successful in deploying its wireless networks in targeted service areas, CellNet may not be able to offer any such services in such areas or may be able to offer these services only on a limited basis.

REVENUES LAG NETWORK DEPLOYMENT

    CellNet expects to realize network service revenue under a services agreement with a utility or new power market participant only when a portion of the network is installed and they have begun billing their customers based upon the network meter reading data obtained. CellNet expects that its receipt of network service revenue will lag the signing of the related services agreements by a minimum of six months and that it will generally take two to four years to complete installation of a network after each services agreement has been signed. Network service revenues are not expected to exceed CellNet's capital investments and expenses incurred to deploy such network for several years. As of September 30, 1999, CellNet had approximately 4,881,000 meters under long-term contracts and 2,800,000 meters under other agreements. 2,599,000 meters were in revenue service as of September 30, 1999. As additional segments of CellNet's networks are installed and used by its customers for billing purposes, CellNet expects to realize a corresponding increase in its network service revenues. However, if CellNet is able to deploy successfully an increasing number of networks over the next few years, the operating losses created by this lag in revenues, the negative cash flow resulting from such operating losses, and the capital expenditures expected to be required in connection with the installation of such networks, are expected to widen for a period of time and will continue until the operating cash flow from installed networks exceeds the costs of deploying and operating the additional networks.

IMPACT OF RAPID EXPANSION

    CellNet will be required to invest significant amounts of capital in its networks and to incur substantial and increasing sales and marketing expenses before receiving any return on such expenditures through network service revenues. CellNet has incurred substantial operating losses since its inception and, as of September 30, 1999, had an accumulated deficit of $549.1 million. CellNet does not expect significant revenues relative to anticipated operating costs during 1999 and expects to incur substantial and increasing operating losses and negative net cash flow after capital expenditures for the foreseeable future as it expands and installs additional networks. CellNet does not expect positive cash flow after capital expenditures from its network meter reading services operations for several years. CellNet will require substantial capital to fund operating cash flow deficits and capital expenditures for the foreseeable future and expects to finance these requirements through significant additional external financing. See "Risk Factors That May Affect Future Operating Performance--We Expect to Continue to Experience Significant Losses For At Least the Next Several Years Because We Will Incur Network Deployment Costs In Advance of Receiving Revenues From Services Offered Through the Network. The Incurrence of Significant Expenses in Advance of Revenues Exposes Us to a Higher Risk of Failure" and "--Since We Have a Significant Amount of Debt and Preferred Stock with Substantial Payment Obligations, If We Fail to Generate Sufficient Cash from Operations or Through Financing Efforts, Our Business Will Fail."

INTEREST INCOME

    CellNet has earned interest income on short-term investments of the proceeds of its financing activities. CellNet expects to utilize substantially all of its cash, cash equivalents and short-term investments in deploying its wireless communications networks, in continuing research and development activities related thereto, in related selling and marketing activities and for general and administrative purposes. As such funds are expended, interest income is expected to decrease.
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RESULTS OF OPERATIONS FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND
  1998

REVENUES

    Revenues for the three months ended September 30, 1999 and 1998 were $6.6 million and $3.5 million, respectively. During the three months ended September 30, 1999, AmerenUE, Kansas City Power & Light, Puget Sound
Energy, Inc. and Northern States Power Company and accounted for approximately 43%, 20%, 17% and 16% of CellNet's revenues, respectively. During the three months ended September 30, 1998, AmerenUE, Kansas City Power & Light and Northern States Power Company accounted for approximately 47%, 28% and 15% of CellNet's revenues, respectively. The increase in revenues from period-to-period resulted primarily from increases in network service revenues, consistent with the increase in the number of installed, revenue-generating meters. CellNet's network service revenues for the three months ended September 30, 1999 and 1998 were $6.2 million and $2.9 million, respectively.

    Revenues for the nine months ended September 30, 1999 and 1998 were $17.3 million and $8.6 million, respectively. During the nine months ended September 30, 1999, AmerenUE, Kansas City Power & Light, Northern States Power Company and Puget Sound Energy, Inc. accounted for approximately 42%, 21%, 18% and 15% of CellNet's revenues, respectively. During the first nine months of 1998, AmerenUE, Kansas City Power & Light and Northern States Power Company accounted for 50%, 31% and 11% of CellNet's revenues, respectively. The increase in revenues from period-to-period resulted primarily from increases in network service revenues, consistent with the increase in number of installed, revenue-generating meters. CellNet's network service revenues for the nine months ended September 30, 1999 and 1998 were $15.7 million and $7.3 million, respectively.

    CellNet generally realizes service revenues under its services agreements only when its networks or portions thereof are successfully installed and operating and its clients begin billing their own customers or begin using the network meter reading services provided. Revenues are expected to increase as CellNet continues to install its networks, the networks or portions thereof become operational, and its clients begin billing their own customers or begin using the network meter reading services provided. The Company expects to have product sales associated with certain network meter reading deployments. Such sales could be material to CellNet's revenues, although no assurance can be given in this regard. Due primarily to the nature, amount and timing of revenues received to date, no meaningful period-to-period comparisons can be made. Revenues received during the nine month ended September 30, 1999 are not reliable indicators of revenues that might be expected in the future.

COST OF REVENUES

    For the three and nine months ended September 30, 1999 and 1998, cost of revenues primarily consisted of network operations costs. Cost of revenues was $11.2 million and $9.2 million for the three months ended September 30, 1999 and 1998, respectively. Cost of revenues was $27.2 million and $21.1 million for the nine months ended September 30, 1999 and 1998, respectively. The increase in cost of revenues from period-to-period was driven by increasing costs of providing network services to support the roll-out of new and existing networks. Cost of network operations consists of labor costs and associated costs necessary for network monitoring operations, network deployment management and customer training. Cost of network operations also includes the increased installation, applications and radio frequency engineering staff to support anticipated additional utility contracts. Network operations do not currently generate a profit as CellNet has not yet achieved a scale of services sufficient to cover network costs. CellNet will incur significant increasing costs primarily attributable to network operation and depreciation. Once a network has been fully installed, costs associated with generating network revenues will consist primarily of maintaining a monitoring center for such network, network depreciation and miscellaneous maintenance and operating expenses.

OPERATING EXPENSES

    Operating expenses, consisting of research and development, marketing and sales, general and administrative costs and depreciation and amortization expenses, were $23.1 million and $18.5 million for the three months ended September 30, 1999 and 1998, respectively. Operating expenses were
$65.6 million
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and $56.7 million for the nine months ended September 30, 1999 and 1998, respectively. The increase in operating expenses on a period-to-period basis is attributable to CellNet's rapid growth and to increasing marketing and sales, general and administrative and depreciation and amortization expenditures, partially offset by decreased research and development expenditures. CellNet expects to moderately reduce its spending on research and development activities during 1999. Marketing and sales costs are expected to increase over current levels as CellNet continues its efforts to sign new service agreements. General and administrative costs are expected to increase over time in line with CellNet's expected growth and are expected to increase moderately. Depreciation and amortization expense is expected to grow as a result of increased additions to networks, property and leasehold improvements.

RESEARCH AND DEVELOPMENT

    Research and development expenses are attributable largely to continuing system software, firmware and equipment developments costs, prototype testing, personnel costs, consulting fees and supplies. Research and development costs are expensed as incurred. CellNet's networks include certain software applications which are integral to their operation. The costs to develop such software have not been capitalized as CellNet believes its software development is essentially completed when technological feasibility of the software is established and/or development of the related network hardware is complete. Research and development expenses were $6.5 million and $7.1 million for the three months ended September 30, 1999 and 1998, respectively. Research and development expenses were $20.0 million and $22.6 million for the nine months ended September 30, 1999 and 1998, respectively. The decrease in research and development spending in 1999 over 1998 primarily reflects moderate reductions in CellNet's engineering staff. CellNet expects that research and development expenses will continue to decrease moderately in the near term.

MARKETING AND SALES

    Marketing and sales expenses consist principally of personnel costs, including commissions paid to sales and marketing personnel, travel, advertising, trade show and other promotional costs. Marketing and sales expenses were $3.3 million and $2.9 million for the three months ended September 30, 1999 and 1998, respectively. These expenses have increased moderately from period-to-period due to additions in marketing and sales staff during the period. Marketing and sales expenses were $9.2 million and $8.8 million for the nine months ended September 30, 1999 and 1998, respectively. These expenses have increased slightly in 1999 over 1998 due to additions in marketing and sales staff, partially offset by a reduction in expenditures for CellNet's advertising programs. CellNet expects marketing and sales expenses to increase moderately in the remainder of 1999, as CellNet continues its efforts to sign new service agreements.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses include compensation paid to general management, administrative personnel costs, travel and communications and other general administrative expenses, including fees for professional services. General and administrative expenses for the three months ended September 30, 1999 and 1998 were $5.2 million and $3.8 million, respectively. General and administrative expenses were $14.7 million and $11.9 million for the nine months ended September 30, 1999 and 1998, respectively. The period-to-period increase in these expenses in 1999 over 1998 resulted from an increase in expenditures for certain employee compensation. CellNet expects general and administrative expenses to increase over time in line with expected growth.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense was $8.1 million and $4.8 million for the three months ended September 30, 1999 and 1998, respectively. For the nine months ended September 30, 1999 and 1998, depreciation and amortization expense was $21.7 million and $13.4 million, respectively. Depreciation and amortization expense is attributable to CellNet's networks, including both equipment manufactured by CellNet and systems partially installed in the field, property and leasehold improvements. Depreciation
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and amortization expense has increased as a result of increased additions to networks and property and leasehold improvements period-over-period.

EQUITY IN NET LOSS OF UNCONSOLIDATED AFFILIATE

    CellNet accounts for its investment in BCN, which began operations in 1997, using the equity method. In the three months ended September 30, 1999 and 1998, CellNet recognized $1.6 million and $815,000 as its share of BCN's losses, respectively. In the nine months ended September 30, 1999 and 1998, CellNet recognized $3.7 million and $1.8 million as its share of BCN's losses, respectively. The increase in equity in net loss of unconsolidated affiliate from period-to-period reflects increases in BCN's expenditures period-to-period. CellNet expects to recognize increased losses in the future from its share of BCN's losses. CellNet has no ongoing fixed capital commitment and as such recognizes losses only to the extent of CellNet's cash contribution and any committed capital contributions.

INTEREST INCOME AND EXPENSE

    Prior to June 1995, CellNet funded its liquidity needs primarily from the issuance of equity securities. In June and November 1995, CellNet issued and sold a total of $325.0 million aggregate principal amount at maturity of CellNet's 13% Senior Notes due 2005 (the "1995 Notes") and related warrants (the "1995 Warrants") for proceeds, net of issuance costs, of $169.9 million.

    On October 2, 1996, CellNet completed an initial public offering in which it sold 5,000,000 shares at $20 per common share for aggregate net proceeds of $92.2 million. In connection with the initial public offering, CellNet also received $1.2 million in proceeds from the cash exercise of the 1995 warrants (the "Warrant Exercise") for 495,918 common shares. In addition, on October 2, 1996, CellNet completed certain direct placements (the "Direct Placements") in which it sold 1,579,404 shares of its Common Stock for proceeds of approximately $28.0 million.

    In September 1997, CellNet issued and sold a total of approximately
$654.1 million aggregate principal amount at maturity of 14% Senior Notes due 2007 (the "1997 Notes") and warrants (the "1997 Warrants") for proceeds, net of issuance costs, of $96.3 million. In connection with the issuance of the 1997 Notes, $231.0 million of the issue price for the 1997 Notes and 1997 Warrants was issued in exchange for all of CellNet's 1995 Notes.

    In May 1998, a new subsidiary of CellNet, CellNet Funding, LLC ("Funding") completed an offering of Exchangeable Preferred Securities Mandatorily Redeemable 2010 for net proceeds of $106.0 million. The restricted cash at September 30, 1999 of approximately $12.8 million includes the proceeds of the offering which are designated for the payment of cash dividends on the Preferred Securities through June 1, 2001. Funding invested the restricted cash in U.S. Treasury strips ("Treasury Strips") which was placed in escrow upon the closing of the offering of Preferred Securities.

    In November 1998, two wholly-owned subsidiaries of CellNet each entered into a revolving line of credit agreement ("the Revolving Credit Agreements") with a group of banks, which provide for borrowings of $60.0 million and $15.0 million, respectively, through December 31, 2007, at which time the Revolving Credit Agreements expire. On September 30, 1999 borrowings of
$44.0 million and $12.6 million were outstanding, respectively, under these Revolving Credit Agreements. Borrowings are secured by the wholly-owned subsidiaries' assets, contracts and leases. Borrowings bear interest at the wholly-owned subsidiaries' option at various rates based on the lead bank's prime rate, or margins above the Federal Funds rate or the London Interbank Offer Rate (LIBOR). The wholly-owned subsidiaries pay a commitment fee on the unused portion of their available borrowings under their respective Revolving Credit Agreements.

    The Revolving Credit Agreements require the wholly-owned subsidiaries to enter into Interest Hedge Agreements (as defined) to reduce the impact of changes in the variable interest rates on borrowings. The Revolving Credit Agreements require the wholly-owned subsidiaries to hedge not less than 33% of the outstanding principal amount of their total outstanding borrowings. At September 30, 1999, the wholly-owned subsidiaries each had an interest rate swap agreement outstanding with a commercial bank with
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total notional principal amounts of $6.0 million and $24.0 million, respectively. The interest rate swap agreements effectively exchange the wholly-owned subsidiaries' interest rate exposure on $6.0 million and $24.0 million of outstanding borrowings to fixed rates of 8.255% and 8.63%, respectively. The interest rate swaps mature on March 11, 2002. CellNet is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreements. However, CellNet does not anticipate nonperformance by the counterparty.

    One of CellNet's wholly-owned subsidiaries entered into a term loan agreement (the "Term Loan") with one of its customers, which provides for borrowings up to $71.5 million. Borrowings bear interest at 6.5% per annum and are secured by the subsidiary's assets, contracts and leases. The Term Loan provides for monthly drawdowns. Interest on the drawdowns is payable quarterly. The drawdowns are payable on June 30, 2004. At September 30, 1999, the wholly-owned subsidiary had outstanding drawdowns of $25.8 million.

    CellNet has earned interest income on the invested proceeds from these financings. CellNet has also incurred significant interest expense from the amortization of the original issue discount on the 1995 Notes and the 1997 Notes. Interest expense will increase significantly in future periods as a result of the increased accretion of a larger original issue discount balance from the issuance of the 1997 Notes, and from interest and commitment fees incurred from the Revolving Credit Agreements, Interest Hedge Agreements and the Term Loan.

    Interest income has been and will continue to be received by CellNet from short-term investment of proceeds from the issuance of equity and debt securities pending the use of such proceeds by CellNet for capital expenditures and operating and other expenses. Interest income is expected to be variable over time as proceeds from the issue and sale of additional equity and debt securities are received and as funds are used by CellNet in its business. Interest income was $535,000 and $2.2 million for the three months ended September 30, 1999 and 1998, respectively. Interest income was $2.4 million and $6.1 million for the nine months ended September 30, 1999 and 1998, respectively.

    No interest on the 1997 Notes is payable prior to April 1, 2003. Thereafter, until maturity on October 1, 2007, interest will be payable semi-annually in arrears on each April 1 and October 1. The carrying amount of the 1997 Notes accretes from the date of issue and CellNet's interest expense includes such accretion. Interest expense on the Revolving Credit Agreements is generally payable quarterly or upon the maturity date of the advance if less than 90 days. Commitment fees on the unused portion of the Revolving Credit Agreements are paid quarterly. Interest under the Interest Hedge Agreements is received and paid quarterly. Interest expense on the Term Loan is generally payable quarterly.

    Interest expense, net of capitalized interest, increased to $15.5 million from $10.9 million for the three months ended September 30, 1999 over the 1998 period. Interest expense, net of capitalized interest, increased to $43.1 million from $32.6 million for the nine months ended September 30, 1999 and 1998, respectively. The period-to-period increase in interest expense primarily resulted from increases in the accretion on the 1997 Notes and interest incurred on the Revolving Credit Agreements, Interest Hedge Agreements and the Term Loan.

PROVISION FOR INCOME TAXES

    CellNet has not provided for or paid federal income taxes due to CellNet's net losses. A nominal provision has been recorded for various state minimum income and franchise taxes.

    At December 31, 1998, CellNet had net operating loss carryforwards of approximately $289.0 million and $149.0 million available to offset future federal and state taxable income, respectively. Such federal carryforwards expire in 2001 through 2013. Such state carryforwards expire in 1999 through 2013. The extent to which the loss carryforwards can be used to offset future taxable income may be limited, depending on the extent of ownership changes within any three-year period as provided in the Tax Reform Act of 1986 and the California Conformity Act of 1987. Based upon CellNet's history of operating losses and the expiration dates of the loss carryforwards, CellNet has recorded a valuation allowance to the full extent of its net deferred tax assets.
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DIVIDENDS AND ACCRETION ON PREFERRED SECURITIES OF SUBSIDIARY

    The net proceeds from the placement of the Preferred Securities in May 1998, after offering costs, was $106.0 million and will fully accrete to the face value of $110.0 million on June 1, 2010. The dividend is paid quarterly in arrears each March 1, June 1, September 1 and December 1, and commenced September 1, 1998. Dividend expense was $1.9 million in both the three months ended September 30, 1999 and 1998, respectively. Accretion of the Preferred Securities was $82,000 in both the three months ended September 30, 1999 and 1998, respectively. Dividend expense for the nine months ended September 30, 1999 and 1998 was $5.8 million and $2.8 million, respectively. Accretion on the Preferred Securities for the nine months ended September 30, 1999 and 1998 was $246,000 and $121,000, respectively.

IMPACT OF THE YEAR 2000

    Many currently installed computer systems, software products and electronic products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, during 1999 CellNet, its suppliers and customers and its potential suppliers and customers, may need to upgrade, repair or replace certain equipment, computer systems or software to ensure that its operations will not be adversely impacted by system failures related to "Year 2000" noncompliance.

    CellNet is in the process of conducting an internal and external review of all of its systems and contacting all material software and other suppliers to determine any major areas of exposure of its systems to Year 2000 issues. As a result of the internal review to date, CellNet believes that its wireless data networks, through which it provides network meter reading and other services to its customers, are or will be Year 2000 compliant by January 1, 2000. As a result of the external review to date, CellNet believes that its material suppliers will be Year 2000 compliant by the year 2000.

    To date, CellNet has spent an immaterial amount and does not expect to spend a material amount to review and remedy Year 2000 compliance problems. Although CellNet believes that its wireless data networks, through which it provides network meter reading and other services to its customers, are or will be Year 2000 compliant, failure to provide Year 2000 compliant business solutions to its customers or to receive such business solutions from its suppliers could result in liability to CellNet or otherwise have a material adverse effect on CellNet's business, operating results, financial condition, cash flows and its ability to service its indebtedness. Furthermore, CellNet believes that the purchasing patterns of its customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products and services such as those offered by CellNet, which could result in a material adverse effect on CellNet's business, operating results, financial condition, cash flows and its ability to service indebtedness. See "Risk Factors That May Affect Future Operating Performance-Our Business Could by Affected by Year 2000 Issues."

LIQUIDITY AND CAPITAL RESOURCES

    CellNet requires significant amounts of capital for research and development in connection with the development of its proprietary wireless communications network and related products and services, for investments in the installation and testing of such networks and for the related sales and marketing and general and administrative expenses. Historically, CellNet has satisfied its liquidity requirements primarily through external financings, including private placements of equity and debt securities and interest income derived from the investment of the proceeds of its financing activities.

    In the nine months ended September 30, 1999 and 1998, net cash used for CellNet's operating activities totaled $52.9 million and $43.0 million, respectively. Net cash used for operating activities resulted primarily from cash used to fund net operating losses.

    In the nine months ended September 30, 1999 and 1998, net cash used for CellNet's investing activities totaled $19.5 million and $111.3 million, respectively. CellNet's investing activities consisted primarily of purchases of network components and inventory, the construction and installation of networks, purchases of property, plant and equipment and purchases, sales and maturities of short-term investments. In the nine months ended September 30, 1999, net proceeds from the sales and maturities of short-term investments were $46.9 and were used to fund operating activities. For the nine months ended September 30, 1998, purchases of short-term investments exceeded proceeds from the sale and maturities of short-term investments by $6.6 million.

    In the nine months ended September 30, 1999 and 1998, net cash provided by CellNet's financing activities totaled $51.5 million and $106.3 million, respectively. Cash provided in 1999 resulted primarily from additional borrowings of $51.1 million from the Revolving Credit Agreements and the Term Loan.

    As of September 30, 1999, CellNet had cash, cash equivalents and short-term investments of $18.3 million. As of December 31, 1998, CellNet had cash, cash equivalents and short-term investments totaling $86.2 million. The decrease of $67.9 million during the first nine months of 1999 resulted from operating costs and the development and construction of CellNet's wireless communications networks, offset by proceeds from the Revolving Credit Agreements and Term Loan of $51.1 million.

    Deployments of CellNet's wireless communications networks will require substantial additional capital. CellNet has made $72.3 million in capital expenditures in the first nine months of 1999 for saturation and broad deployment network installations, and anticipates making an additional
$30.8 million in such capital expenditures during the remaining three months of 1999. The exact amount of such expenditure will depend, in part, upon the amount of network meter reading and other services contracted for. CellNet may make additional capital expenditures in connection with the installation of new networks, expansion of existing networks and /or an acceleration in anticipated network installation schedules if we are able to raise additional capital to fund the deployment of our network. In addition, funds will be required for a number of purposes including, but not limited to, further enhancements to the system software, firmware, hardware and other equipment to increase the speed, capacity and functionality of the system, to enhance system productivity over time and to expand the scope of utility and other network information services that may be offered on the CellNet system. CellNet expects that cash used for the construction and installation of networks and for the purchase of property and equipment will increase substantially as and when CellNet obtains new services agreements or enters into other arrangements for the installation of networks, and that CellNet will require significant amounts of additional capital from external sources. Sources of additional capital for CellNet and its subsidiaries, if available to us, may include project or conventional bank financing, including financing provided by utilities to finance the construction of networks being built out primarily for them, public and private offerings of debt and equity securities and cash generated from operating activities. We have been unsuccessful in securing additional capital necessary to fund the continued operation and growth of our business. See "Risk Factors that May Affect Future Operating Results--We Currently Require a Substantial Amount of Additional Capital to Finance Our Networks and Our Operations and a Failure to Raise Sufficient Capital will Cause our Business to Suffer and Fail."

    CellNet expects that a substantial portion of the financing of its individual network deployments will be at the subsidiary level on a project basis. CellNet expects to obtain third party financing for the construction of wireless networks, based on the projected cash flow expected to be generated from such projects. CellNet believes that the recurring revenue stream from long-term services contracts and other arrangements will support the amortization of debt raised for the project involved, however no assurance can be given that this will occur. CellNet expects that operating activities will require the consumption of a substantial amount of cash resources for the next several years, which may not be available to us on satisfactory terms or at all. See "Risk Factors that May Affect Future Operating Results--We Currently Require a Substantial Amount of Additional Capital to Finance Our Networks and Our Operations and a Failure to Raise Sufficient Capital will Cause our Business to Suffer and Fail."

    As of November 12, 1999, CellNet had cash, cash equivalents and short-term investments of $6.3 million. CellNet believes that existing cash, cash equivalents, short-term investments, anticipated interest income, and other revenues will be sufficient to meet its cash requirements to fund operations through the end of November 1999. We have been unable to raise anticipated project financing and equity capital which would have enabled us to meet our projected cash requirements through June 2000. Our financial advisors have advised us that potential investors are reluctant to invest in CellNet given the amount of debt and 7% Exchangeable Preferred Securities on our balance sheet and the restrictive terms of those instruments.

    On November 9, 1999 certain holders of CellNet's 1997 Notes purchased $10,000,000 of the Company's 15% Senior Secured Notes due November 30, 1999 ("1999 Notes") in order to enable CellNet to meet its short-term cash requirements for the month of November. The 1999 Notes are secured by substantially all of the assets of CellNet, including the stock in substantially all of its subsidiaries. All of CellNet's subsidiaries other than those holding CellNet's interests in the existing projects for AmerenUE, Kansas City Power & Light, and Puget Sound Energy, Inc. and those holding CellNet's interests in the international joint venture with Bechtel Enterprises, Inc. have guaranteed CellNet's obligations under the 1999 Notes. The purchasers of the 1999 Notes have no obligation to refinance the 1999 Notes when they become due. The purchasers of the 1999 Notes also have no obligation to purchase additional notes or to otherwise loan or make funds available to CellNet in order to allow CellNet to meet its cash requirements for December 1999 and beyond (including the cash required to repay principal and interest on the 1999 Notes). The purchasers of the 1999 Notes may refinance the 1999 Notes, purchase additional notes, or otherwise loan or make available additional funds to CellNet, subject to mutual agreement between the parties to do so, but no such agreement has yet been concluded or should be assumed.

    CellNet is actively engaged in several steps designed to enable us to meet the capital requirements of our business, which include:

    - Continuing our efforts to obtain additional short- and long-term financing, such as that described in the preceding paragraph, to fund growth and operations.

    - A restructuring of our balance sheet (which may adversely affect the equity stake of our common shares and the 7% Exchangeable Preferred Securities of CellNet Funding LLC ("CellNet Funding")).

    - Streamlining costs by consolidating our former Commercial Data Services group with our other operating units and redeploying those personnel appropriately.

    - Removing certain assets, such as wide area network components, of our California broad deployment network and redeploying such assets where they can be better utilized in other current operations.

    - Implementing efforts to reduce corporate expenditures.

    There can be no assurance that we will be successful in our efforts to obtain the financing necessary to fund our growth and operations or in our efforts to streamline costs and reduce corporate expenditures. If we fail in our efforts to reduce our capital requirements and to raise sufficient funding, our business and operations will suffer and fail.

    CellNet expects to incur significant operating losses and to generate increasingly negative net cash flow during the next several years while it develops and installs its network communications systems. There can be no assurance that additional financing will be available to CellNet or, if available, that it can be obtained on terms acceptable to CellNet and within the limitations contained in the Indenture or that may be contained in any additional financing arrangements. The Indenture governing the 1997 Notes contained certain covenants to incur additional indebtedness. Future financings may be dilutive to existing stockholders. Failure to obtain such financing could result in a delay or abandonment of some or all of CellNet's development and expansion plans and expenditures, which could have a material adverse effect on its business and the value of its Common Stock and the Preferred Securities of CellNet Funding.